SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

December 16, 2002

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

dw 1/22

Yours Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

Dec. 16, 2002

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Sep 1 to Oct 31, 2002

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No. 82-3901

Reports to KSE

Transfer of Businesses to Major Shareholders etc.	Sep 2, 2002
Voluntary Disclosure of Other Material Information Regarding Business	Sep 17, 2002
Leasing Real Estate to Major Shareholders etc.	Oct 11, 2002
Sale of Securities to Major Shareholders etc.	Oct 11, 2002
Leasing Real Estate from Major Shareholders etc.	Oct 24, 2002
Leasing Real Estate from Major Shareholders etc.	Oct 29, 2002

General Press Releases

News compilation of which the abstracts are translated into English	Sep. 1 ~ Oct. 31, 2002

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

[01]

Transfer of Businesses to Major Shareholders etc. (Sep 2, 2002)

1. Name of the company: Netsgo
   - Relationship with the company: Affiliated Company

2. Details
   - Date of transfer: Aug 31, 2002
   - Businesses transferred: nCults and WomenOK
   - Proceed Received (KRW): 1,997,661,000

3. Purpose of transfer
   - To strengthen OK Cashbag business' identity and Netsgo's core competence by selling off two internet businesses which are not closely related to OK Cashbag's total mileage service business model.

4. Effect of transfer: N/A

5. Date of shareholders' meeting: N/A

6. Decision date (date of board resolution): Aug 31, 2002
   - Outside director : N/A
   - Auditor: N/A

7. Applicability to Fair Trade Act: No

8. Others: None

【02】

Voluntary Disclosure of Other Material Information Regarding Business (Sep 17, 2002)

▶ Early Redemption of Corporate Bonds

1. Redemption Amount: 501 billion KRW (Par Value)

2. Repurchase date: Sep 13 and Sep 16, 2002

3. Retirement date: Sep 17, 2002

【03】

Leasing Real Estate to Major Shareholders etc. (Oct 11, 2002)

1. Name of the company: SK Global
   - Relationship with the company: Affiliated Company

2. Details
   - Date of lease: Oct 10, 2002
   - Real estate leased: Nakdong Daegyo Service Station
   - Location of real estate: 257-1 Hakjang dong Sasang Ku, Pusan
   - Specifics of lease
     - Period: Oct 1, 2002 ~ Dec 31, 2002
     - Deposit (KRW): N/A
     - Rental Payment (KRW): 3,500,000

3. Purpose of transaction: Service Station

4. Decision date (date of board resolution): Oct 10, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.
   - Rental payment is monthly payment before VAT.

7. Date of relevant disclosure: N/A

【04】

Sale of Securities to Major Shareholders etc. (Oct 11, 2002)

1. Name of purchaser (major shareholder etc.): SK Chemical
   - Relationship with the company: Affiliated Company

2. Details of sale
   - Date of sale: Oct 11, 2002
   - Securities sold: SK Pharmaceutical Common Stock 580,000 Shares
   - Amount of securities sold to major shareholder concerned (KRW): 8,218,600,000
   - Accumulated amount of securities sold to major shareholder concerned (KRW): 8,218,600,000
   - Terms and conditions of sale: N/A

3. Purpose of sale: Life science business' focusing on R&D function

4. Decision date (date of board resolution): Oct 11, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability to Fair Trade Act: No

6. Others:
   - Decision date is the contract date.

【05】

Leasing Real Estate from Major Shareholders etc. (Oct 24, 2002)

1. Name of lessor (major shareholder etc.): SK Global
   - Relationship with company: Affiliated company

2. Details of rent
   - Date of rent: Nov 1, 2002
   - Real estate for rent: Office 30 ㎡
   - Location of rent: 473-1 Kunja dong Kwangjin ku, Seoul Korea

3. Specifics of rent
   - Rental period: Nov 1, 2002 ~ Nov 30, 2004
   - Rental deposit (KRW): None
   - Rental payment (KRW): 460,000
   - Purpose of rent: Office

4. Decision date (date of board resolution): Oct 23, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability of Fair Trade Act: No

6. Others
   - Decision date is contract date.
   - Rental payment is monthly payment.
   - The rent is automatically renewed for another year in case there's no written notification from one party to another within 30 days before expiration date.

【06】

Leasing Real Estate from Major Shareholders etc. (Oct 29, 2002)

1. Name of lessor (major shareholder etc.): SK Construction and Engineering
   - Relationship with company: Affiliated company

2. Details of rent
   - Date of rent: Nov 1, 2002
   - Real estate for rent: Parking Lot 2,500 ㎡
   - Location of rent: 80-1 Sejongno dong Jongro ku, Seoul Korea

3. Specifics of rent
   - Rental period: Nov 1, 2002 ~ Oct 31, 2003
   - Rental deposit (KRW): None
   - Rental payment (KRW): 25,000,000
   - Purpose of rent: Parking Lot

4. Decision date (date of board resolution): Oct 28, 2002
   - Outside director: N/A
   - Auditor: N/A

5. Applicability of Fair Trade Act: No

6. Others: None

File No.
82-3901

3. Press Releases

【02】

SK chairman seen as future world business leader
(Oct 9, 2002)

SK corp. Chairman Chey Tae-won has successfully served as one of the five co-chairs of the Oct. 6-8 East Asia Economic Summit 2002 in Malaysia, the Asian regional forum of the World Economic Forum (WEF), further solidifying his status as a future world business leader.

Chey presided over key meetings of the East Asia Economic Summit and played other important roles for the success of the annual meeting, while addressing issues of information technology outlook, 3G mobile communications and the digital divide in the telecom session. He also delivered a closing address Tuesday, emphasizing the sound development of the global economy and closer cooperation among Asian enterprises.

The East Asia Economic Summit is the foremost annual gathering of over 500 Asian business leaders and their counterparts, where they jointly address common concerns and challenges. For the 11th occasion of the Summit, Kuala Lumpur provided an excellent vantage point to assess the critical economic, trade, industry and geopolitical issues of the day. The program also turned its attention to some of the other issues shaping Asia's overall development, including the role of religion and religious organizations, the impact of diversity on development, Asian philosophies, and the role of public intellectuals and the media in society.

"Diversity, regional cooperation, financial crisis and rebuilding Asia's economies were among the key issues discussed during the East Asia Economic Summit," said Chairman Chey. He was the first Korean participant in the WEF meetings to be selected as a co-chair. The WEF is an independent international organization that holds meetings for the world's leaders to address global issues. The four other co-chairs for the Asian regional conference included Uwe R. Dorken, chairman and CEO of DHL Express Worldwide; Mohd Hassan Marican, president and CEO of Petronas; Peter Piot, executive director of the Joint United Nations Programme on HIV/AIDS (UNAIDS); and Malcolm Williamson, president and CEO of Visa International.

Earlier in 1998, the WEF had selected Chey as one of the 100 future global business leaders. This distinction recognized Chey's advocacy of transparent, efficient management and minority shareholder rights as practices that will propel Korea into a leading global position. At the annual the global business summit meeting in Davos of Switzerland in 1998, he received a warm welcome as one of 100 WEF next-generation leaders. "His ability as a young professional businessman capable of leading the world economy in the 21st century has been acknowledged," said an official at the Federation of Korean Industries. In Davos, he was recognized by world political, economic and academic leaders as a

rational and logical decision maker who pursues efficiency, he noted. "Chairman Chey always makes a point of adapting to changes and accumulating knowledge, as well as efficient business management," he said.

In another global recognition of his potential capabilities, Chairman Chey has been selected as a member of the International Business Leaders' Advisory Council for the Mayor of Shanghai in November 2001. Chey became the first Korean businessman to work for the Shanghai advisory panel, set up by the Chinese city in 1988 with a view to obtaining urban development advice from global business leaders.

"Chey's appointment to the Shanghai panel illustrated his growing status in the global business community. From now on, he will offer advice to help Shanghai achieve further growth in commerce, education and culture," said a company spokesman.

Chey served as manager of business development for METRA Co. in California before joining SK Global Co., Ltd. as general manager in 1991. Over the last decade, he has held a series of increasingly responsible management positions. Throughout his tenure at SK Global, he focused on business planning and development in an effort to improve the overall business flow of the SK Group. Chey moved to the United States in 1993 where he worked at SK Global America Inc. and gained marketing expertise in the developed countries. Returning to Korea, he targeted the information and communications industry as SK Group's No. 1 pursuit and was the leading force behind the company's emergence as a key global player in mobile communications. Promoted to managing director of SK Corp. in 1996, he concentrated on multimedia initiatives and new business ventures. He advanced to the position of executive vice president in 1997 and in the following year was appointed chairman. Chey received his B.S. in Physics from Korea University and completed his Ph.D. course requirements from the University of Chicago.

Chey has said that the group will minimize "hardware" investments and decisively spin off non-core businesses, in a bid to generate more cash reserves throughout next year. Envisioning the future for the nation's third largest conglomerate, Chey said that SK will eventually be split up into a number of independently run companies, just like the Japanese conglomerates. "I'm focusing on mapping out long-term business domains for SK companies these days," Chey said. "Any conglomerates failing to adapt to the rapidly changing environment and generate sufficient earnings may not survive long." Chey, the eldest son of the late former SK Group Chairman Chey Jong-hyun, has been viewed as the group's actual owner since his father's death in August 1998. The SK Group, built around telecommunications and oil refining, has set its sights on the promising bioengineering and life science industries, in a bid to grow into a global company in the 21st century.

【03】

Chaebol Reducing Debts

(Oct 10, 2002)

Chaebol are recycling profits to reduce debts rather than to invest in new projects.

Samsung Electronics, which had 2.7 trillion won in debts at the end of last year, reduced its debts to 2.34 trillion won by the end of last June. Its debt-to-equity ratio has fallen from 43 percent to 39 percent.

It plans to trim its debt ratio to 36 percent by the end of this year.

LG Chemical also plans to further pare its debt-to-equity ratio to 160 percent by the year-end. It plans to repay some 200 billion won of debt this year and bring down its debt ratio to 160 percent from 185 percent at the end of last year.

The chemicals firm had lowered its debt ratio to 165 percent by the end of last June while expanding investment in rechargeable battery, information electronic products and the synthetic marble sectors.

SK Corp. paid back some of its debts with the profits accrued through the sale of part of its stake in its subsidiary SK Telecom in the U.S. Its debt fell to 5.47 trillion won at the end of last month from 6.7 trillion won in the first half.

One Seoul analyst said large companies have been paying off their debts because of uncertainties surrounding economic prospects for next year, in preparation for any global economic downturn by improving their cash flow situation.

They are reducing debts even though financial expenses have been minimal thanks largely to low interest rates.

【04】

For affiliates of SK, it's survival of fittest
(Oct 26, 2002)

SK Group will give its affiliates a survival test, the company's spokesman said yesterday.

SK, one of the five largest business groups in Korea, ordered its 62 affiliates to come up with strategies by 2005 that will help them survive in the 21st century, the official said. Affiliate that fails to find the answer will be eliminated by liquidating or merging, the company spokesman said.

The group's 20 top executives, including SK Group chairman Son Kil-seung and SK Corp. chairman Chey Tae-won, adapted "the Jeju declaration" at a five-day seminar that began Monday, the official said.

The criteria of the companies that deserve to survive are: Those that secure competitiveness by finding concrete next- generation business models; those who have found efficient management strategies that fit for the global standard; and those who maintain economic value added in a positive territory. Economic value added is after-tax earnings minus the opportunity cost of capital for a company, which essentially measures how much more valuable a company has become during a given time period.

SK said it will assess the competitiveness of its affiliates in 2005 and will dispose of the companies that fail to meet the above three criteria even if the entities are making profits for the time being.

"It is too late to exit the company after visible signs show up that the company is losing competitiveness, such as a company being on the brink of bankruptcy," Mr. Son said. "Disposing of the companies that fail to create new value and that live off of or undermine the existing value must be liquidated. That is the way to help the entire group."

Companies must figure ways to survive in an environment where financial markets are unstable and uncertain, Mr. Son said. The world seems on the brink of long-term recession, but each affiliate has to find its survival strategy on its own, he added.